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                        NETSOURCE COMMUNICATIONS, INC.
                          444 SPEAR STREET, SUITE 200
                            SAN FRANCISCO, CA 94105


                               February 12, 1996

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:   Elliot Staffin, Esq.
        Mr. Bert Braganza
        James M. Daley, Esq.



        RE: NETSOURCE COMMUNICATIONS, INC.; REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1


Ladies and Gentleman:

        NetSource Communications, Inc. (the "Company") filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (the "Commission") on October 16, 1996, as amended by Amendment No. 1 thereto filed on November 25, 1996 and Amendment No. 2 thereto filed on December 10, 1996. The Company has now determined not to proceed at this time with the offering contemplated by the Registration Statement.


        Accordingly, the Company hereby requests that the Commission withdraw the Company's Registration Statement on Form S-1, as amended by Amendment Nos. 1 and 2 thereto (File No. 333-14237) (the "Form S-1"). The Form S-1 is being withdrawn due to the fact that the Company and its underwriters have concluded that current market conditions will not permit the sale of the Company's Common Stock at a price per share that would make the offering viable. The Company further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Form S-1 have been sold.


        If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact me or Christopher K. Sadeghian of Wilson Sonsini Goodrich & Rosati, the Company's outside counsel, at (415) 493-9300.


                                        Very truly yours,


                                        NETSOURCE COMMUNICATIONS, INC.



                                        By:  /s/EVAN KRAUS
                                             ------------------------
                                                Evan Kraus
                                                Executive Vice-President,
                                                General Counsel